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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13G



                   Under the Securities Exchange Act of 1934
                             (Amendment No. 11)*


                           Calgon Carbon Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  129603 10 6
                        ------------------------------
                                 (CUSIP Number)
Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                               Page 1 of 5 pages

===============================================================================


  CUSIP NO.  129603 10 6
           --------------


------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Thomas A. McConomy

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4


------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            4,547,080

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             4,547,080

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

 9                           4,547,080
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
      11.7%
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11


------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12


------------------------------------------------------------------------------
                     *SEE INSTRUCTION BEFORE FILLING OUT!

===============================================================================
Item 1

     (a) Name of Issuer

         Calgon Carbon Corporation (the "Company")

     (b) Address of Issuer's Principal Executive Offices

         P.O. Box 717
         Pittsburgh, PA 15230-0717

Item 2

     (a) Name of Person Filing

         Thomas A. McConomy

     (b) Address of Principal Business Office or, if none, Residence

         The principal business address of the undersigned is:

                       413 Woodland Road
                       Sewickley, PA 15143

     (c) Citizenship

         United States of America

     (d) Title of Class of Securities

         Common Stock, $.01 par value (the "Common Stock")

     (e) CUSIP Number

         129603 10 6

Item 3. Statement Filed Pursuant to Rule 13d-1(b) or Rule 13d-2(b):

        None of the categories is applicable to the undersigned.

Item 4. Ownership.

     (a)  Amount beneficially owned:

     As calculated under Rule 13d-3, as of December 31, 2000, Thomas A. McConomy beneficially owned 4,547,080 shares of Common Stock, of which 22,600 shares are those which he has a right to acquire pursuant to options granted under the Company's 1993 Non-Employee Directors' Stock Option Plan, as amended.

===============================================================================

     (b)  Percent of class:

     As calculated under Rule 13d-3, as of December 31, 2000, Mr. McConomy beneficially owned 11.7% of the shares of Common Stock.

    (c) On December 31, 2000, Mr. McConomy had the sole power to vote and dispose or direct the disposition of the 4,547,080 share of Common Stock then owned by him.

Item 5.  Owership of Five Percent or Less of a Class

         Inapplicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         None

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         Inapplicable

Item 8.  Identification and Classification of Members of the Group.

         Inapplicable

Item 9.  Notice of Dissolution of Group

         Inapplicable

Item 10. Certification

         Inapplicable

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                       January 14, 2001
                                              ----------------------------------
                                                            Date


                                                   /s/ Thomas A. McConomy
                                              ----------------------------------
                                                          Signature